UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

268158201

(CUSIP Number)

David Kroin

Deep Track Capital, LP

200 Greenwich Ave, 3rd Floor

Greenwich, CT 06830

(203) 409-0810

with a copy to

Richard M. Brand

Daniel P. Raglan

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Deep Track Biotechnology Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,791,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,791,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,791,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%*
14.	Type of Reporting Person (See Instructions) OO

*

All percentage calculations set forth herein are based upon the aggregate of 131,044,383 shares of Common Stock (as defined below) outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2024.

1.	Names of Reporting Persons Deep Track Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,791,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,791,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,791,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%*
14.	Type of Reporting Person (See Instructions) IA

*

All percentage calculations set forth herein are based upon the aggregate of 131,044,383 shares of Common Stock (as defined below) outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

1.	Names of Reporting Persons David Kroin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,791,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,791,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,791,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%*
14.	Type of Reporting Person (See Instructions) IN

*

All percentage calculations set forth herein are based upon the aggregate of 131,044,383 shares of Common Stock (as defined below) outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on September 16, 2024 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 1 but not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“All of the shares of Common Stock reported herein were purchased by the Reporting Persons for an aggregate investment cost of $201,921,679.34 (including commissions and other fees). The source of funds used by the Reporting Persons to purchase such shares of Common Stock was derived from the capital of DTBMF.

Unless noted above, no part of the purchase price for such Common Stock was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a), (b) The Reporting Persons each beneficially owns an aggregate of 17,791,486 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 13.6% of the outstanding shares of Common Stock, based on 131,044,383 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.”

Item 5(c) of the Schedule 13D is hereby amended and supplemented to add the following information:

“All transactions in the Common Stock effected by the Reporting Persons since September 16, 2024 are set forth on Exhibit 99.3 hereto and that information is incorporated by reference herein.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.3	Trading Data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 24, 2024	DEEP TRACK BIOTECHNOLOGY MASTER FUND, LTD.

	By:	/s/ David Kroin
Name: David Kroin, Director

Date: October 24, 2024	DEEP TRACK CAPITAL, LP

	By:	/s/ David Kroin
Name: David Kroin, Managing Member of the General Partner of Deep Track Capital, LP

Date: October 24, 2024	DAVID KROIN

	By:	/s/ David Kroin
David Kroin